Exhibit 99.1

Date: Sat, 25 Aug 2007 20:45:08
Subject: Resignation from Board of Directors of LifeVantage

Gentlemen;

I hereby resign from the Board of Directors of LifeVantage as of today. I have enjoyed my time spent with all of you and wish you and the Company the best.

My best regards,

John Van Heuvelen